                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K






[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the fiscal year end December 31, 1996


                                  OR


[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from __________ to __________



                 Commission file number:  1-8444


                USAir, Inc. Employee Savings Plan






                        US Airways Group, Inc.
     (Issuer of securities held pursuant to the plan noted above)
                2345 Crystal Drive, Arlington, VA 22227
               (Address of principal executive offices)
                           (703) 872-5306
                   (Registrant's Telephone Number)

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                        Financial Statements
                      and Supplemental Schedules

                      December 31, 1996 and 1995

                     (With Independent Auditors'
                           Report Thereon)

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN








                          Table of Contents
                          -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1996 and 1995                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1996 and 1995                               3

     Notes to Financial Statements                         4 - 16

Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1996                            17 - 18

Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1996                                 19

Signature                                                      20

Exhibit 23

     Consent of Independent Auditors                           21

                  Independent Auditors' Report


The Plan Administrator and Participants
USAir, Inc. Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the USAir, Inc. Employee Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG PEAT MARWICK LLP

Washington, D.C.
June 6, 1997

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN


         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                   December 31,
                                               --------------------

                                               1996            1995
                                               ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Magellan Fund         $ 121,586,246   $ 104,203,088
          Fidelity Equity Income Fund       56,562,899      38,481,770
          Fidelity Spartan U.S. Equity
            Index Portfolio                 27,479,868      16,463,720
          US Airways Common Stock Fund 23,008,375 10,082,465 Fidelity Retirement Government
            Money Market Portfolio          19,048,082      16,461,676
          Fidelity Intermediate Bond Fund   18,242,617      16,288,373
          Capital Growth Mix Portfolio      11,950,090       6,287,203
          Moderation Mix Portfolio           3,863,640       1,993,755
          Neuberger & Berman Guardian Fund   3,228,231               -
          Income Mix Portfolio                 666,200         341,109
      Participant loans                     12,476,007       7,992,865
                                           -----------     -----------
                                           298,112,255     218,596,024

    At contract value:
      Fixed Income Fund                     20,064,169      17,385,300
                                           -----------     -----------
        Total investments                  318,176,424     235,981,324

 Receivables:
   Participant Contributions                 1,626,193               -
   Employer contributions                    4,371,041               -
                                           -----------     -----------
        Total receivables                    5,997,234               -
                                           -----------     -----------
          Total assets                     324,173,658     235,981,324
                                           -----------     -----------

Liabilities:
  Accrued expenses                              57,339          13,839
                                           -----------     -----------
        Total liabilities                       57,339          13,839
                                           -----------     -----------
Net assets available for plan benefits   $ 324,116,319   $ 235,967,485
                                           ===========     ===========



See accompanying Notes to Financial Statements.
                                 2

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

   Statements of Changes in Net Assets Available for Plan Benefits
   ---------------------------------------------------------------

                       Years ended December 31,


                                              1996            1995
                                              ----            ----
Additions to net assets attributable to:
    Net appreciation in fair value
      of investments                    $  14,357,485   $  36,612,538
    Investment income                      24,718,033      11,199,051
    Interest income on participant
      loans                                   868,431         477,534
    Participant contributions              40,611,694      34,357,479
    Employer contributions                 15,836,188      10,728,702
    Rollover contributions                    512,679         702,970
                                          -----------     -----------
        Total additions                    96,904,510      94,078,274

Deductions from net assets attributable to:
    Benefits paid to participants           8,704,143       6,909,272
    Administrative expenses                    66,141          47,817
                                          -----------     -----------
        Total deductions                    8,770,284       6,957,089
                                          -----------     -----------
          Net increase                     88,134,226      87,121,185

Net assets available for plan benefits:
    Beginning of year                     235,967,485     148,133,300
    Transfer from USAir, Inc. 401(K)
        Savings Plan                           14,608         664,320
    Transfer from other plans                       -          48,680
                                          -----------     -----------
    End of year                         $ 324,116,319   $ 235,967,485
                                          ===========     ===========

















See accompanying Notes to Financial Statements.
                                 3

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------




1.  Description of Plan

The following description of the USAir, Inc. Employee Savings
Plan (the "Plan") provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under
Section 401(k) of the Internal Revenue Code ("IRC"), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. ("US Airways" or the "Company"), formerly USAir, Inc. All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age, have completed 90 days of service and who are not covered by another 401(k) plan sponsored by US Airways (except for those individuals not covered by the United States income tax laws) are eligible to participate in the Plan. Effective December 31, 1995, the assets and liabilities related to US Airways ground school training instructors were transferred to the Plan from the USAir, Inc. 401(k) Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. ("US Airways Group"), formerly USAir Group, Inc., is the issuer of securities held pursuant to the Plan.






               (this space intentionally left blank)

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

(b)  Contributions

Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 13 percent of pretax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percent of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Participant contributions for both 1996 and 1995 did not exceed the statutory limit of $9,500 and $9,240 per year, respectively. The Company matches 50% of a participant's contribution each pay period up to a maximum of two percent of the participant's compensation.

If US Airways' parent company, US Airways Group, Inc., achieves certain pre-tax margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of each participant. In March 1997, the Company made a $3.9 million profit sharing payment to participant accounts related to the 1996 plan year. This contribution is included in the Employer contribution receivable in the December 31, 1996 statement of net assets for plan benefits. No profit sharing contribution was made for the plan year ended December 31, 1995.

(c)  Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching and profit sharing contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d)  Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their participant and company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund, such as the Fidelity Government Money Market Portfolio.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 1996, the Company offered eleven investment options in the form of eight individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The Neuberger & Berman Guardian Fund was added as an investment option during 1996. The eleven options available to participant are as follows:

Fidelity Magellan Fund - The Fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

Fidelity Equity Income Fund - The Fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

Fidelity Spartan U.S. Equity Index Portfolio - The Portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

US Airways Common Stock Fund - A fund comprised primarily of US Airways Group, Inc. common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments. Company contributions cannot be invested in this Fund, in accordance with the Plan document. In addition, officers of the Company are not permitted to invest their contributions in this Fund.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

Fidelity Intermediate Bond Fund - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity Spartan U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

Neuberger and Berman Guardian Fund - The Fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.

Fixed Income Fund - This fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)

(e)  Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceeding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loans receivable. Loan terms cannot exceed 5 years, except for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f)  Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $3,500, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $3,500, the distribution can be deferred or provided in cash as a lump sum.

(g)  Forfeited Accounts

Forfeited nonvested accounts are used by the Company to reduce future employer contributions. During 1996, employer contributions were reduced by $30,540 from forfeited nonvested accounts.

(h)  Administrative Expenses

Certain administrative expenses of the Plan are paid by US
Airways.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)

2.  Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Certain prior year amounts were reclassified to conform with current year presentation.

(b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts ("GICs") are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis.

The value of a participant's investment in the USAir Common Stock Fund, is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the USAir Common Stock Fund as of the close of each quarter during 1996 was as follows:

    1996            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                    443,315               $    28.84
June 30                     545,911                    28.32
September 30                587,299                    25.97
December 31                 628,304                    36.62

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

























            (this space intentionally left blank)

                                                           USAIR, INC.
                                                      EMPLOYEE SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.    Investment Activity
        The following table represents the investment funds' and participant loans' activities for the years ended
        December 31, 1996 and 1995:
                                                        Fidelity
                                                       Retirement                     Fidelity        Fidelity       Fidelity
                                         Fixed         Government      Fidelity      Intermediate      Equity       Spartan U.S.
                                         Income       Money Market     Magellan         Bond           Income       Equity Index
                                          Fund 1)     Portfolio 1)      Fund 1)        Fund 1)         Fund 1)      Portfolio 1)
                                       ----------     ----------     -----------     ----------     -----------     -----------
Balance at December 31, 1994          $14,518,568*   $13,201,723*   $ 63,197,753*   $12,590,760*    $25,201,519*    $ 9,619,797*

Investment income                       1,072,103        847,490       5,839,110        924,761       2,138,722         376,865
Net appreciation in fair value                  -              -      18,939,844        820,726       6,484,475       3,593,223
Interest income on participant loans            -              -               -              -               -               -
Contributions                           3,178,236      4,029,806      20,558,828      3,834,066       6,962,894       3,284,831
Net exchanges between investment funds   (572,802)      (874,950)     (2,033,891)    (1,346,123)     (1,357,922)         (2,002)
Administrative expenses                   (13,356)          (733)        (21,768)          (364)           (626)           (132)
Benefits paid to participants            (812,467)      (784,227)     (2,637,983)      (552,767)     (1,039,895)       (457,539)
Transfers from (to) other plans            15,018         42,567         361,195         17,314          92,603          48,677
                                       ----------     ----------     -----------     ----------      ----------      ----------
Net Change in Investment Funds          2,866,732      3,259,953      41,005,335      3,697,613      13,280,251       6,843,923
                                       ----------     ----------     -----------     ----------      ----------      ----------
Balance at December 31, 1995           17,385,300*    16,461,676*    104,203,088*    16,288,373*     38,481,770*     16,463,720*

Investment income                       1,095,159        894,714      17,507,187      1,160,151       3,380,438         617,322
Net appreciation (depreciation)
 in fair value                                  -              -      (4,871,657)      (525,448)      5,637,069       3,828,328
Interest income on participant loans            -              -               -              -               -               -
Contributions                           2,707,469      3,747,625      22,394,933      3,516,929       8,007,462       4,251,081
Net exchanges between investment funds   (348,862)    (1,348,361)    (14,174,497)    (1,581,398)      2,383,233       3,037,996
Administrative expenses                   (16,225)        (1,816)        (27,618)          (325)         (1,215)           (160)
Benefits paid to participants            (758,202)      (736,524)     (3,444,651)      (613,510)     (1,315,113)       (716,710)
Transfers from (to) other plans              (470)        30,768            (539)        (2,155)        (10,745)         (1,709)
                                       ----------     ----------     -----------     ----------      ----------      ----------
Net Change in Investment Funds          2,678,869      2,586,406      17,383,158      1,954,244      18,081,129      11,016,148
                                       ----------     ----------     -----------     ----------      ----------      ----------
Balance at December 31, 1996          $20,064,169*   $19,048,082*   $121,586,246*   $18,242,617*    $56,562,899*    $27,479,868*
                                       ==========     ==========     ===========     ==========      ==========      ==========

                                                   (table continued on next page)
                                                                 11

                                                             USAIR, INC.
                                                        EMPLOYEE SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                                                      US Airways      Neuberger
                                         Capital        Moderation       Common        & Berman        Income
                                        Growth Mix          Mix          Stock        Guardian          Mix
                                        Portfolio 1)     Portfolio 1)    Fund 1)        Fund          Portfolio 1)
                                        ----------       ---------      ----------     ---------      ---------
Balance at December 31, 1994           $ 2,502,587      $  653,112     $ 2,113,113    $        -      $  91,740

Investment income                                -               -               -             -              -
Net appreciation in fair value             978,012         253,732       5,514,678             -         27,848
Interest income on participant loans             -               -               -             -              -
Contributions                            2,307,726         654,899         860,628             -        117,503
Net exchanges between investment funds     712,197         450,551       1,636,731             -        114,791
Administrative expenses                     (1,147)           (182)         (5,309)            -            (35)
Benefits paid to participants             (245,879)        (21,993)        (76,666)            -        (21,051)
Transfers from (to) other plans             33,707           3,636          39,290             -         10,313
                                        ----------       ---------      ----------     ---------      ---------
Net Change in Investment Funds           3,784,616       1,340,643       7,969,352             -        249,369
                                        ----------       ---------      ----------     ---------      ---------
Balance at December 31, 1995             6,287,203       1,993,755      10,082,465*            -        341,109

Investment income                                -               -               -        63,062              -
Net appreciation (depreciation)
 in fair value                           1,235,889         374,286       8,397,594       240,243         41,181
Interest income on participant loans             -               -               -             -              -
Contributions                            3,244,030       1,056,078       1,303,143       625,525        146,426
Net exchanges between investment funds   1,427,088         515,805       3,483,697     2,307,519        141,261
Administrative expenses                     (2,222)           (365)         (8,714)       (1,175)          (155)
Benefits paid to participants             (241,898)        (75,919)       (249,243)       (6,943)        (3,622)
Transfers from (to) other plans                  -               -            (567)            -              -
                                        ----------       ---------      ----------     ---------      ---------
Net Change in Investment Funds           5,662,887       1,869,885      12,925,910     3,228,231        325,091
                                        ----------       ---------      ----------     ---------      ---------
Balance at December 31, 1996           $11,950,090*     $3,863,640     $23,008,375*   $3,228,231      $ 666,200
                                        ==========       =========      ==========     =========      =========


                                                  (table continued on next page)



                                                                 12

                                              USAIR, INC.
                                        EMPLOYEE SAVINGS PLAN
                                   Notes to Financial Statements
                                   -----------------------------
                                              (Continued)
                                        Participant
                                          Loans           Other          Total
                                        ----------      ---------      ----------
Balance at December 31, 1994            $4,452,036     $   (9,408)    $148,133,300

Investment income                                -              -       11,199,051
Net appreciation in fair value                   -              -       36,612,538
Interest income on participant loans       477,534              -          477,534
Contributions                                    -           (266)      45,789,151
Net exchanges between investment funds   3,273,420              -                -
Administrative expenses                          -         (4,165)         (47,817)
Benefits paid to participants             (258,805)             -       (6,909,272)
Transfers from (to) other plans             48,680              -          713,000
                                        ----------      ---------      -----------
Net Change in Investment Funds           3,540,829         (4,431)      87,834,185
                                        ----------      ---------      -----------
Balance at December 31, 1995             7,992,865*       (13,839)     235,967,485

Investment income                                -              -       24,718,033
Net appreciation (depreciation)
 in fair value                                   -              -       14,357,485
Interest income on participant loans       868,431              -          868,431
Contributions                                    -      5,959,860       56,960,561
Net exchanges between investment funds   4,156,519              -                -
Administrative expenses                          -         (6,151)         (66,141)
Benefits paid to participants             (541,808)             -       (8,704,143)
Transfers from (to) other plans                  -             25           14,608
                                        ----------      ---------      -----------
Net Change in Investment Funds           4,483,142      5,953,734       88,148,834
                                        ----------      ---------      -----------
Balance at December 31, 1996           $12,476,007*    $5,939,895     $324,116,319
                                        ==========      =========      ===========




*  Investment balance represents greater than five percent of net assets available for plan benefits.
1) Party in interest


                                                13

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

4.  Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $20,064,169 and $17,385,300 at December 31, 1996 and 1995, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1996 and 1995 was $79,111,397 and $73,426,290.
The average portfolio crediting interest rate was approximately 5.8% and 5.7% at December 31, 1996 and 1995, respectively. The portfolio average yield was approximately 6.1% and 6.5% for the years ended December 31, 1996 and 1995, respectively.

For GICs with variable rates (approximately 33% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1996 and 1995.
The fair value of the portfolio was $79,347,056 and $74,818,203 at December 31, 1996 and 1995.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.


6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                          December 31,
                                      -------------------
                                      1996           1995
                                      ----           ----
Net assets available for plan
  benefits per the financial
  statements                      $324,116,319  $235,967,485
Amounts allocated to withdrawing
  participants                        (168,355)     (117,925)
                                   -----------   -----------
Net assets available for plan
  benefits per the Form 5500      $323,947,964  $235,849,560
                                   ===========   ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                               Year Ended
                                            December 31, 1996
                                            -----------------
Benefits paid to participants per the
  financial statements                        $ 8,704,143
Add:   Amounts allocated to withdrawing
       participants at December 31, 1996          168,355
Less:  Amounts allocated to withdrawing
       participants at December 31, 1995         (117,925)
                                                ---------
Benefits paid to participants per the
  Form 5500                                   $ 8,754,573
                                                =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

8.  Transfer from USAir, Inc. 401(k) Savings Plan

Transfer from USAir, Inc. 401(k) Savings Plan represents a rollover contribution which was due from the aforementioned plan as a result of a record keeping error, and will be corrected in 1997.























            (this space intentionally left blank)

                                                                                         Schedule I
                                             USAIR, INC.                                 Page 1 of 2
                                        EMPLOYEE SAVINGS PLAN

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------

                                         December 31, 1996
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Fidelity Magellan Fund*         Shares in registered       $ 111,017,870     $ 121,586,246
                                  investment company

Fidelity Equity                 Shares in registered          45,418,880        56,562,899
  Income Fund*                    investment company

Fidelity Spartan U.S. Equity    Shares in registered          20,528,985        27,479,868
  Index Portfolio*                investment company

US Airways Common Stock Fund*   Common stock of employer's    15,187,399        23,008,375
                                  parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Retirement             Shares in money               19,048,082        19,048,082
  Government Money                market fund
  Market Portfolio*

Fidelity Intermediate           Shares in registered          18,556,887        18,242,617
  Bond Fund*                      investment company

Capital Growth Mix              Shares in registered          10,130,611        11,950,090
  Portfolio*                      investment companies


                                   (table continued on next page)


                                                 17

                                                                                         Schedule I
                                            USAIR, INC.                                 Page 2 of 2
                                       EMPLOYEE SAVINGS PLAN

                           Item 27a - Assets Held for Investment Purposes
                           ----------------------------------------------
                                            (Continued)

                                         December 31, 1996
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Moderation Mix Portfolio*       Shares in registered         $ 3,320,324       $ 3,863,640
                                 investment companies

Neuberger & Berman              Shares in registered           3,007,900         3,228,231
  Guardian Fund                   investment company

Income Mix Portfolio*           Shares in registered             615,251           666,200
                                  investment companies

Participant Loans               Interest rates range                   -        12,476,007
                                  from 7% to 10%
                                  per annum

Fixed Income Fund*              Guaranteed investment         20,064,169        20,064,169
                                  contract, interest rates
                                  range from 4.05% to 8.28%
                                  per annum
                                                             -----------       -----------
     Total Investments                                     $ 266,896,358     $ 318,176,424
                                                             ===========       ===========




*Party in interest.


                                                 18

                                                                                         Schedule II
                                            USAIR, INC.
                                       EMPLOYEE SAVINGS PLAN

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1996

Aggregate transactions during the year ended December 31, 1996, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales      Gain(Loss)
                            ---------     ---------     ---------     --------      ----------
Fidelity Magellan Fund*      $52,934,164       254       $30,679,349       253        $1,150,462

Fidelity Equity               20,290,701       254         7,846,641       246           981,901
  Income Fund*

Fidelity Spartan U.S.         11,782,584       254         4,594,763       235           555,052
  Equity Index Portfolio*

US Airways Common Stock       32,093,358       254        27,565,042       241         2,755,122
  Fund*

Fidelity Retirement           21,041,845       254        18,455,439       251                 -
  Government Money
  Market Portfolio*







* Party in interest


                                                 19

                            Signature




     Pursuant to the requirements of the Securities and Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                      USAir, Inc.
                                      Employee Savings Plan




                                 By:  /s/ James A. Hultquist
                                      ----------------------
                                      James A. Hultquist
                                      Controller
                                      US Airways Group, Inc.

June 30, 1997
































                                20